

September 30, 2014

Via E-mail
George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re:** **Lloyds Banking Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 5, 2014**
> **Form 6-K filed July 31, 2014**
> **File No. 001-15246**

Dear Mr. Culmer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

U.S. Regulation, page 191

1.   You disclose that you engage, or have engaged, in business with counterparties in countries which the U.S. State Department designates as state sponsors of terrorism, including Syria, Cuba and Sudan. As you are aware, Syria, Cuba and Sudan also are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Cuba and Sudan since your February 14, 2012 letter to us, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria, Cuba and Sudan, directly or

indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria, Cuba and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders, in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Cuba and Sudan.

Notes to the Consolidated Financial Statements, page F-11

Note 50 – Share-based Payments – Other Share Option Plans, page F-83

3.   We note your disclosure on page F-89 of the assumptions used in your option pricing models. Please explain the basis for your weighted average expected dividend yield of 2.5% to 4.4% given that you have not paid dividends in the past five years. Please also address whether your intention to apply to the Prudential Regulatory Authority in the second half of 2014 to restart dividend payments at a modest level factored into these assumptions. Finally, please explain the significance of the expected dividend yield assumption to the overall fair value calculation of your share-based awards (i.e., would a change in this assumption have a material impact on the fair value of the awards and the resulting compensation expense?).

Form 6-K filed July 31, 2014

Notes to Condensed Consolidated Half-year Financial Statements (Unaudited)

Note 3 – Other income, page 71

4.   We note that you recognized a loss of £1,362 million during the six months ended June 30, 2014 as a result of the exchange of £5 billion of Enhanced Capital Notes (ECNs) for £5.35 of Additional Tier 1 (AT1) securities and the tender of £58.5 million ECNs for cash. We also note that £967 million of this charge related to the write-off of the embedded equity conversion feature contained in the ECNs that were exchanged or tendered. Please explain to us how the £1,362 million was calculated considering the guidance in IAS 39.41. Please also provide us with your accounting analysis supporting your accounting treatment for your ECNs as a liability with an embedded derivative component recorded separately as a derivative asset. In your response, describe the key terms of the ECNs, including whether they have a stated maturity date, whether interest

payments are contractual or discretionary, and whether they are convertible into a fixed or variable number of shares.

Note 23 – Provisions for liabilities and charges, page 84

Payment protection insurance, page 84

5.	We note that you recorded provisions for payment protection insurance (PPI) totaling £9,825 million during 2010 – 2013 and an additional £600 million during the first six months of 2014, bringing the total provisions provided for PPI to £10,425 as of June 30, 2014. We also note that you estimate that since the commencement of the PPI redress program in 2011, you have contacted, settled or provided for approximately 40% of the policies sold since 2000. Given the drivers of the significant provisions recorded in recent periods and the fact that a significant portion of the affected policies sold have not yet been resolved, please revise your future filings to disclose the total amount of PPI policies sold since 2000 and the estimated revenues earned on such policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Angela Connell at (202) 551-3426 if you have questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant